UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Broughton, George W.
   138 Putnam Street
   P.O. Box 738

   Marietta, OH 45750-0738
2. Issuer Name and Ticker or Trading Symbol
   Peoples Bancorp Inc. (PEBO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
   .
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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

Common Stock                                                                                     2,069          I  As Beneficiary
Common Stock                                                                                     6,174          I  As Custodian
Common Stock                                                                                     45,241         I  As Trustee
Common Stock                                                                                     17,824         I  Children (Trust)
Common Stock                                                                                     440            I  by Corporation
Common Stock                                                                                     12,857         I  by Spouse
Common Stock                                                                                     66,084         D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Deferred Compensation                          12/31/00 (1)             30
Non-Qualified Stock Option     $9.34                                                                                   04/06/03
(right to buy)
Non-Qualified Stock Option     $9.57                                                                                   04/05/04
(right to buy)
Non-Qualified Stock Option     $10.25                                                                                  04/04/05
(right to buy)
Non-Qualified Stock Option     $16.81                                                                                  04/10/07
(right to buy)
Non-Qualified Stock Option     $17.13                                                                                  04/13/10
(right to buy)
Non-Qualified Stock Option     $19.63                                                                                  04/15/09
(right to buy)
Non-Qualified Stock Option     $27.06                                                                     04/08/98     04/09/08
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Deferred Compensation          12/31/00  Common Stock                   30            (2)         855           D   Direct
                               (1)
Non-Qualified Stock Option               Common Stock                   1,098                     1,098         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   2,416                     2,416         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,868                     1,868         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   4,064                     4,064         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,362                     1,362         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   988                       988           D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,361                     1,361         D   Direct
(right to buy)

Explanation of Responses:

(1)
Aggregated annually.  Allocated to Insider's account pursuant to the terms and conditions of the Peoples Bancorp Inc. Deferred Compe nsation Plan For Directors of Peoples Bancorp Inc. and Subsidiaries.
(2)
Price is determined pursuant to the terms and conditions of the Peoples Bancorp Inc. Deferred Compensation Plan For Directors of Peo
ples Bancorp Inc. and Subsidiaries.

SIGNATURE OF REPORTING PERSON
/S/ Broughton, George W.
DATE 02/08/01